Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2008

We present below the main results of Banco Itaú Holding Financeira S.A. (Itaú) for the first half of 2008. The complete financial statements and the Management’s Discussion & Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.
Consolidated net income of Itaú in the first half of 2008 totaled R$ 4.1 billion, with annualized return of 27.7% on average equity. Recurring net income increased 6.2% as compared to the first half of 2007, with annualized return of 27.5%. Consolidated stockholders’ equity totaled R$ 30.3 billion, a 14.3% increase as compared to June 2007. Basel ratio stood at 16.4% at the end of June 2008.

2.
The preferred shares of Itaú posted an appreciation of 3.1%, as compared to the quotation of March 31, 2008. The market value of Itaú at Stock Exchanges was R$ 96.7 billion at the end of June. In this half we highlight the repurchase by Treasury of 1% of total outstanding shares, equivalent to the amount of R$ 1.3 billion. With no reduction in capital stock, 10.3 million common shares and 15.0 million preferred shares, all book-entry, issued by the Company itself and held in treasury, were cancelled. At the A/ESM held on April 23, 2008, stockholders resolved to issue bonus shares in the proportion of one new share to every four shares of the same type. Monthly dividends were maintained at R$ 0.012 per share, so the amounts paid to stockholders increased by 25%, after the inclusion of bonus shares in the shareholding position.

3.
Itaú paid or provided R$ 3.8 billion for its own taxes and contributions for the half. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 2.7 billion.

4.
Itaú’s consolidated assets increased 34.6% as compared to June 2007, totaling R$ 343.9 billion. The loan portfolio, including endorsements and sureties, grew 41.3% as compared to the same period of 2007, totaling R$ 148.1 billion. In Brazil, non-mandatory loans to the individuals segment grew 38.3% in relation to June 2007, reaching R$ 62.3 billion, while the very small, small and middle-market company segment grew 66.2% as compared to June 2007, totaling R$ 29.8 billion.

5.
Total free, raised and managed own assets increased 23.2% as compared to the same period in the previous year, totaling R$ 514.7 billion. Demand, time and savings deposits increased 22.8%. Technical provisions for insurance, pension plan and capitalization reached R$ 26.6 billion, an increase of 23.8% as compared to June 2007.

6.
Banco Itaú BBA consolidated its leadership in origination and distribution of fixed-income and securitization operations with market shares of 46% and 51%, respectively, and ranked first in the origination of securities/variable-income operations, with market share of 29%, according to the National Association of Investment Banks (ANBID) ranking of June 2008. In addition, it received the award for the Brazil category of the “World’s Best Investment Banks 2008” from Global Finance, an American publication specialized in financial institutions all over the world.

7.
At the end of June, Itaú employed 69,163 people. After making investments to expand the client service areas, particularly news ventures, the number of employees increased 7.8% as compared to the same period of 2007. The employees’ fixed compensation plus charges and benefits totaled R$ 2.5 billion for the period. Welfare benefits granted to employees and their dependants totaled R$ 420 million. In addition, Itaú also invested R$ 47 million in education, training and development programs. Following its strategy of organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population’s income, Itaú Holding continues to invest in the strong expansion of its service network. In the first half, it opened 63 branches and service centers in companies. By the end of the year, it expects to have more than 100 new branches.

8.
In April 2008, Banco Itaú purchased the total shares of Unión Capital AFAP S.A., a company that manages private pension funds and has 20% of the market share of pension funds assets in Uruguay. The operation was approved by the related regulatory bodies in July 2008.

9.
Itaú was elected the Best Retail Bank in Latin America for the last twenty years by Latin Finance Magazine and, for the second consecutive year, the Best Managed Company in Latin America in the banking and financial sector, by Euromoney Magazine. Additionally, it was elected the Best Bank of Emerging Latin America Markets by Global Finance, and the Best Retail Bank by FGV/Conjuntura Econômica. On April 30, 2008, Standard & Poor’s, a rating agency, upgraded the long-term credit in foreign and domestic currency rating of Banco Itaú and Banco Itaú BBA from BBB- to BBB, maintaining them at the highest level awarded to Brazilian banks. On June 3, 2008, Fitch Ratings upgraded the long-term and short-term credit in foreign and domestic currency rating of Banco Itaú, Banco Itaú BBA and Itaú Holding.

10.
In this half, Itaú Holding invested R$ 55 million in social and cultural projects, of which we highlight the following: the adoption by the Ministry of Education of the “Escrevendo o Futuro" (Writing the Future) Program, which is now converted into the Brazilian Portuguese Language Olympiad; and the continuity of the “Programa Melhoria da Educação no Município” (Improvement in Municipal Schools). Itaú Cultural’s exhibitions received approximately 180,000 visitors. In the sustainability agenda, we highlight the launch of the Prêmio Itaú de Finanças Sustentáveis (Itaú’s Sustainable Finance Award) and the first two debates of the 2008 cycle of Diálogos Itaú de Sustentabilidade (Itaú’s Dialogue on Sustainability).

São Paulo, August 4, 2008.

JOSÉ CARLOS MORAES ABREU
Vice-Chairman of the Board of Directors

Alfredo Egydio Setubal
Investor Relations Officer